UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE TO (Rule 14d-100) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
Keystone Consolidated Industries, Inc.
(Name of Subject Company (Issuer))
Contran Corporation
 (Name of Filing Person (Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
493422307
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to: Neel Lemon Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 752001 (214) 953-6954
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$16,900,000	$1,962.09
*For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The transaction value was calculated by multiplying (i) 2,600,000 shares of common stock, par value $0.01 per share, of Keystone Consolidated Industries, Inc. sought in the tender offer by (ii) the tender offer price of $6.50 per share.

** The amount of the filing fee calculated in accordance with the Exchange Act equals $116.10 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.

□             Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:N/A
                Form or Registration No.:N/A
                Filing Party:N/A
                Date Filed:N/A

□             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑   third-party tender offer subject to Rule 14d-1.
□               issuer tender offer subject to Rule 13e-4.
□              going-private transaction subject to Rule 13e-3.
□              amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: □
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□              Rule 13e—4(i) (Cross-Border Issuer Tender Offer)
□              Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

CUSIP Number:
493422307

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) is filed by Contran Corporation, a Delaware corporation (“Contran”), in connection with its offer to purchase up to 2,600,000 shares of common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (“Keystone”), for $6.50 net per Share in cash, without interest and less applicable withholding taxes.  The tender offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), a copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Tender Offer’).  The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO and is supplemented by the information specifically provided herein.  Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
The name of the subject company is Keystone Consolidated Industries, Inc.  Keystone’s principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240-2697 and its telephone number at that address is (972) 458-0028.

(b)
This Tender Offer Statement on Schedule TO relates to Contran’s offer to purchase up to 2,600,000 Shares.  According to Keystone, as of February 1, 2011 there were 12,101,932 Shares issued and outstanding.

(c)	The information set forth in Section 6—“Price Range of Shares” of the Offer to Purchase is incorporated by reference herein.

Item 3. Identity and Background of Filing Person.

(a)-(c) The information set forth in the “Introduction” and Section 9—“Certain Information About Contran” of, and Schedule A to, the Offer to Purchase is incorporated by reference herein.

Item 4. Terms of the Transaction.

(a)
The information set forth in the “Summary Term Sheet,” the “Introduction,” Section 1—“Terms of the Tender Offer; Proration” through Section 5—“Material U.S. Federal Income Tax Consequences,” Section 7—“Effect of the Tender Offer on the Market for the Shares,” Section 13—“Conditions of the Tender Offer” and Section 15—“Dividends and Distributions” of the Offer to Purchase is incorporated by reference herein.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	The information set forth in Section 10—“Relationships, Agreements and Transactions with Keystone” of the Offer to Purchase is incorporated by reference herein.

(b)
The information set forth in Section 9—“Certain Information About Contran,” Section 10—“Relationships, Agreements and Transactions with Keystone” and Section 11—“Background and Purpose of the Tender Offer” of the Offer to Purchase is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a)	The information set forth in Section 11—“Background and Purpose of the Tender Offer” of the Offer to Purchase is incorporated by reference herein.

(c)(1)-(7)  The information set forth in Section 7—“Effect of the Tender Offer on the Market for the Shares,” Section 10—“Relationships, Agreements and Transactions with Keystone” and Section 11—“Background and Purpose of the Tender Offer” of the Offer to Purchase is incorporated by reference herein.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated by reference herein.

(b)	Not applicable.

(d)	Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)-(b)  The information set forth in the “Introduction,” Section 9—“Certain Information About Contran” and Section 10—“Relationships, Agreements and Transactions with Keystone” of the Offer to Purchase is incorporated by reference herein.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.

Item 10. Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

Item 11. Additional Information.

(a)(1)  The information set forth in the “Introduction,” Section 9—“Certain Information About Contran” and Section 10—“Relationships, Agreements and Transactions with Keystone” of the Offer to Purchase is incorporated by reference herein.

(a)(2) The information set forth in Section 14— “Certain Legal Matters” of the Offer to Purchase is incorporated by reference herein.

(a)(3) The information set forth in Section 14— “Certain Legal Matters” of the Offer to Purchase is incorporated by reference herein.

(a)(4) Not applicable.

(a)(5) Not applicable.

(b)	None.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 1, 2011.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	IRS Form W-9 (with accompanying General Instructions).
(a)(1)(vii)	Summary Advertisement.
(a)(1)(viii)	Press Release dated February 1, 2011.
(b)	None.
(d)(1)
Agreement Regarding Shared Insurance between Keystone, CompX International Inc., Contran, Kronos Worldwide, Inc., NL Industries, Inc., Titanium Metals Corp. and Valhi, Inc. dated as of October 30, 2003 (filed as Exhibit 10.1 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2003) filed with the SEC on November 30, 2005.

(d)(2)
The Combined Master Retirement Trust between Contran and Harold C. Simmons as amended and restated effective September 30, 2005 (filed as Exhibit 10.2 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2006) filed with the SEC on March 28, 2007.

(d)(3)
Intercorporate Services Agreement dated as of January 1, 2007 by and between Keystone and Contran (filed as Exhibit 10.6 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2007) filed with the SEC on March 14, 2008.

(g)	None.
(h)	None.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTRAN CORPORATION

By:	/s/Bobby D. O'Brien
Name:Bobby D. O’Brien
Title: Vice President & Chief Financial Officer

Date: February 1, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 1, 2011.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	IRS Form W-9 (with accompanying General Instructions).
(a)(1)(vii)	Summary Advertisement.
(a)(1)(viii)	Press Release dated February 1, 2011.
(b)	None.
(d)(1)
Agreement Regarding Shared Insurance between Keystone, CompX International Inc., Contran, Kronos Worldwide, Inc., NL Industries, Inc., Titanium Metals Corp. and Valhi, Inc. dated as of October 30, 2003 (filed as Exhibit 10.1 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2003) filed with the SEC on November 30, 2005.

(d)(2)
The Combined Master Retirement Trust between Contran and Harold C. Simmons as amended and restated effective September 30, 2005 (filed as Exhibit 10.2 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2006) filed with the SEC on March 28, 2007.

(d)(3)
Intercorporate Services Agreement dated as of January 1, 2007 by and between Keystone and Contran (filed as Exhibit 10.6 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2007) filed with the SEC on March 14, 2008.

(g)	None.
(h)	None.